Exhibit 99.1

Alcentra Capital Corporation

Computation of Ratios of Earnings to Fixed Charges

									Six Months Ended June 30, 2014
	Alcentra Capital Corporation For the Period From 9.30.16	Alcentra Capital Corporation For the Period From 6.30.16	Alcentra Capital Corporation For the Period From 3.31.16	Alcentra Capital Corporation For the Period From 12.31.15	Alcentra Capital Corporation For the Period From 9.30.15	Alcentra Capital Corporation For the Period From 6.30.15	Alcentra Capital Corporation For the Period From 3.31.15	Alcentra Capital Corporation For the Period From 31-Dec-14	Alcentra Capital Corporation For the Period From May 8, 2014 to September 30, 2014(2)	BNY Mellon -Alcentra Mezzanine III, L.P. for the Period From January 1, to 7-May-14	BNY Mellon -Alcentra Mezzanine III, L.P. for the Year Ended 31-Dec-13	BNY Mellon- Alcentra Mezzanine III, L.P. for the Year Ended 31-Dec-12

Earnings:
Net increase in net assets resulting from operations	$3,866,400	$5,708,927	$4,313,758	$12,611,774	$14,659,996	$11,405,547	$4,991,891	$14,735,021	$11,688,952	$9,954,110	$9,652,411	$15,448,530
Income tax expense, including excise tax	-	-	—	—	—	—	—	—	—	—	—	—
Total earnings before taxes	$3,866,400	$5,708,927	$4,313,758	$12,611,774	$14,659,996	$11,405,547	$4,991,891	$14,735,021	$11,688,952	$9,954,110	$9,652,411	$15,448,530
Fixed Charges:
Interest expense	$4,120,365	$2,643,454	$1,308,944	$4,142,013	$3,479,532	$2,052,263	$789,375	$1,343,340	$790,607	$50,214	$138,224	$89,808
Total fixed charges	$4,120,365	$2,643,454	$1,308,944	$4,142,013	$3,479,532	$2,052,263	$789,375	$1,343,340	$790,607	$50,214	$138,224	$89,808
Earnings available to cover fixed charges	$7,986,765	$8,352,381	$3,004,814	$16,753,787	$11,180,464	$9,353,284	$4,202,516	$16,078,361	$10,898,345	$10,004,324	$9,790,635	$15,538,338
Ratio of earnings to fixed charges	1.94	3.16	2.30	4.04	3.21	4.56	5.32	11.97	13.78	199.23	70.83	173.02